22 April 2005

Ms Christine Panetta
Senior Companies Advisor
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Re: Employee Share Option Plan (“ESOP”)

In line with annual staff reviews, under approved option schemes and pursuant to contractual arrangements, the Company today issued Options to the following groups. Employee options are subject to a 12 month vesting period and achievement of milestones. If milestones are not achieved, these options awarded will be reduced accordingly.

200,000 Options exercisable at $1.02 to PureTech Development LLC who are investigating and evaluating out-licensing opportunities for BioSiliconTM with an emphasis on tissue engineering, wound management and orthopaedics.

115,000 Options exercisable at $0.80 to US firms assisting with investor relations and promotion of the company in the US;

2,482,000 Options exercisable at $0.80 to 21 UK based staff under the Inland Revenue approved option scheme, including 1,200,000 Options, vesting over three years issued to Dr Mark Parry-Billings on his appointment as Research and Development Director.

720,000 Options exercisable at $0.80 to 13 Australian and Singapore based staff and consultants under the ESOP.

1,250,000 Options exercisable at $0.80 to Directors or director related entities and will be subject to shareholder approval at the next annual general or general meeting of shareholders if earlier.

Options issued under the ESOP are exercisable at $0.80 per share representing a 10% premium to yesterday’s closing price of $0.73 and such price is set at the higher range permissible in accordance with the UK Inland Revenue approved scheme requirements, measured over the weighted average closing price over the 5 days before the grant.

Options issued under the ESOP are subject to a 12 month vesting period, satisfaction of milestones on individual awards and are necessary to continue to attract and retain the highest calibre people.

Yours faithfully
pSivida Limited

Aaron Finlay
Chief Financial Officer
& Company Secretary

Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000 AUSTRALIA
Telephone: +61 8 9226 5099 Facsimile: +61 8 9226 5499
Email: psivida@psivida.com Web: www.psivida.com
ABN: 78 009 232 026